

Consolidated Financial Statements of

EVEROCK INC.

(Formerly: Canadian Everock Explorations Inc.)

June 30, 2003

(Unaudited – See Notes to Financial Statements)

EVEROCK INC.

Consolidated Balance Sheets
(Unaudited – See Notes to Financial Statements)
June 30, 2003

ASSETS

	June 30, 2003 (Unaudited)	September 30, 2002 (Audited)
CURRENT		
Cash	$ 7,083	$ -
Accounts receivable	100	100
	7,183	100
OTHER		
Mineral resource properties	332,688	20,000
Capital assets	3,891	-
Goodwill	-	75,000
	386,569	95,000
	$ 343,762	$ 95,100

LIABILITIES

	June 30, 2003 (Unaudited)	September 30, 2002 (Audited)
CURRENT		
Accounts payable and accrued liabilities	$ 37,035	$ 5,825
Contingent liability (note 2(b))	150,000	-
Advances from shareholder	49,117	-
	236,152	5,825

SHAREHOLDERS EQUITY

	June 30, 2003 (Unaudited)	September 30, 2002 (Audited)
SHARE CAPITAL (Note 3)	492,465	304,600
DEFICIT (Page 3)	(384,855)	(215,325)
	107,610	89,275
	$ 343,762	$ 95,100

EVEROCK INC.

Consolidated Statements of Operations and Deficit
9 Months ended June 30, 2003 and 2002
(Unaudited – see Notes to Financial Statements)

	2003 Unaudited		2002 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
OPERATING EXPENSES				
Write off of goodwill	-	75,000	-	
Write off of mining interests	-	20,000	-	
Consulting fees	11,250	56,250	-	3,600
Shareholder information	-	5,620	300	2,098
Legal and audit	-	2,000	-	9,957
Office, general and administration	2,303	10,660	8,500	15,200
	13,553	169,530	8,800	30,055
Net (loss) for the period	$ (13,553)	$ (169,530)	$ (8,800)	$ (30,055)
(Deficit), Beginning of Period	(371,302)	(215,325)	(201,400)	(180,145)
(DEFICIT), END OF PERIOD	(384,855)	(384,855)	(210,200)	(210,200)
NET INCOME (LOSS) PER SHARE	$ (0.00)	$ (0.00)	$ 0.00	$ (0.00)

EVEROCK INC

Consolidated Statements of Cash Flows
9 Months ended June 30, 2003 and 2002
(Unaudited – See Notes to Financial Statements)

	2003 Unaudited		2002 Unaudited	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net (loss) for the period	$ (13,553)	$ (169,530)	$ (8,800)	$ (30 ,055)
Add: items not affecting cash flows:				
Write off of mining interests	-	20,000	-	-
Write off of goodwill	-	75,000	-	-
	(13,553)	(74,530)	(8,800)	(30,055)
Changes in non-cash operating capital	(910)	48,327	8,800	30,055
	(14,463)	(26,203)	-	-
Investing Activities				
(Additions) to capital assets	-	(3,891)	-	-
(Additions) to mining interests	(151,500)	(11,688)	-	-
	(151,500)	(14,079)	-	-
Financing Activities				
Assumption of note payable	150,000	150,000	-	-
Advances from shareholders	18,617	49,117	-	-
Issuance of common shares	-	17,865	-	-
	168,617	197,365	-	-
INCREASE IN CASH	2,564	7,083	-	-
CASH, BEGINNING OF PERIOD	4,519	-	-	-
CASH, END OF PERIOD	$ 7,083	$ 7,083	$ -	$ -

EVEROCK INC.

Notes to Consolidated Financial Statements
June 30, 2003
(Unaudited)

1. Summary of Significant Accounting Policies:

The accompanying policies and methods followed in preparing these financial statements are those used by Eve rock Inc. (the "Company") as set out in the September 30, 2002 audited financial statements. However, the unaudited financial statements for the nine months ended June 30, 2003 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Company's September 30, 2002 audited financial statements.

The enclosed unaudited financial statements for the nine months ended June 30 2003 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended June 30, 2003 is not indicative of the results that may be expected for the full year ended September 30, 2003.

Significant transactions

2. Significant Transaction:

(a) Cali-Gem Resources Inc.

On November 26, 2002, the Company acquired 100% of the common shares of Cali-Gem Resources Inc. ("Cali-Gem"). The acquisition was accounted for as a reverse take-over as the original shareholders of Cali-Gem retain a voting control of the Company after the acquisition. The acquisition is being recorded using the purchase method and accordingly net assets of Cali-Gem are being recorded at their fair market value as follows:

Mineral resource properties	$	166,609
Capital assets		3,891
		170,500
Current liabilities		(500)
Purchase price	$	170,000

(b) Leek Springs California Claims

On November 7, 2002, the Company acquired a 15% interest in the Leek Springs California diamond claims from Silverstone Syndicate, together with an option to acquire an additional 10% of the said claims. The acquisition is being recorded using the purchase method and is recorded as follows:

Mineral resource properties	$	150,000
Indemnity of 3rd. party note payable		150,000
Purchase price	$	150,000

EVEROCK INC.

Notes to Consolidated Financial Statements
June 30, 2003
(Unaudited)

© Kapuskasing Claims

On March 15, 2003 the Company acquired a 100% interest in nine Kapuskasing mining claims. The asset is being recorded using the purchase method and is recorded as follows:

Mineral resource properties	$ 5,000
Purchase price	$ 5,000

3. Share Capital:

a) Authorized- An unlimited number of Common shares

b) Issued:	Number	$
Common shares		
Balance: September 30, 2002	44,160,000	304,600
Effects of consolidation on the basis of 1 for 9.5 shares	4,648,421	304,600
Shares cancelled	(263,632)	-
Issued for 100% of common shares of Cali-Gem Resources Inc.	17,000,000	170,000
Issued for finders fees	1,786,578	17,865
Balance: June 30, 2003	23,171,367	$ 492,465

4. Income taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historic taxable income it cannot be reasonably estimated at this time if it's more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or losses arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation will be adjusted in the period that is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, please refer to the September 30, 2001 audited financial statements. The benefit of these losses and the loss for the period ended have not been recognized in these financial statements.

At June 30, 2003, the Company's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.